                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: May 7, 2003                 By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

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   [LOGO]                                                  [LOGO]

(FINAL, MAY 6, 1PM)


             AT&T CANADA ANNOUNCES SALE OF CONTOUR TELECOM INC. AND
               ARGOS TELECOM INC. TO YAK COMMUNICATIONS (CANADA).

TORONTO, MAY 6, 2003 -- AT&T Canada Inc. (TSX:TEL.A, TEL.B; NASDAQ: ATTC, ATTCZ), Canada's largest competitor to the incumbent telecom companies, and YAK Communications (Canada) Inc., a wholly-owned subsidiary of YAK Communications
(USA) Inc. (NASDAQ:YAKC), and a provider of international long distance discount services to residential and business customers, today announced an agreement by which AT&T Canada will sell Contour Telecom Inc. and Argos Telecom Inc. to YAK Communications (Canada) Inc.

YAK Communications (Canada) Inc. is acquiring Contour and Argos as complete operating units.

AT&T Canada will receive cash with respect to the transaction, which is expected to close on July 2, 2003, subject to the satisfaction of certain conditions.

"Today's announcement is consistent with our overall strategy to focus on our core operations in support of strengthening our ability to provide a full suite of communications capabilities across our broad portfolio of connectivity, infrastructure management, and solutions capabilities," said John MacDonald, President and COO, AT&T Canada.

"This agreement to acquire Contour and Argos will allow YAK to expand both its customer and product base," said Charles Zwebner, President and CEO of YAK. "We will now be able to offer a wider range of managed telecommunication solutions and bundled services to small and medium enterprise clients. For the fiscal year ended December 31, 2002, Contour and Argos reported annual consolidated revenues in excess of CDN$60 million (approximately USD$40 million)."

                                      - 2 -

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                                      - 2 -


ABOUT CONTOUR TELECOM INC. AND ARGOS TELECOM INC.: Contour Telecom is a provider of telecom vendor management services as well as a reseller of telecommunications services to medium to large business customers. Contour, a wholly-owned subsidiary of AT&T Canada, owns 100 per cent of Argos Telecom, a reseller of telecom services to small and medium sized enterprises and residential customers. Please visit www.contour.ca and www.argos.ca.
                                    --------------     ------------

ABOUT YAK COMMUNICATIONS INC.: YAK Communications (USA), Inc. (the "Company") (NASDAQ: YAKC) was incorporated in December 1998 in Florida with the objective of providing international long distance discount services to both business and residential customers. The Company specializes in offering these services to consumers by way of a dial-around (known as "10-10"). The Company is a facilities based reseller which utilizes its own switching systems. For more information about YAK Communications, please visit www.yak.com
                                                   -----------

ABOUT AT&T CANADA: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,800 route kilometres of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.
      -----------------

NOTE FOR AT&T CANADA INVESTORS:
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

NOTE FOR YAK COMMUNICATIONS (USA) INC.  INVESTORS:
Statements contained in this news release not strictly historical are forward looking within the meaning of the safe harbor clause of the Private Securities Litigation Reform Act of 1995. The Company makes these statements based on information available to it as of the date of this News Release and assumes no responsibility to update or revise such forward-looking statements.

Editors and investors are cautioned that forward-looking statements invoke risk and uncertainties that may cause the Company's actual results to differ materially from such forward-looking statements.

These risks and uncertainties include, without limitation, the Company's success in incorporating the operations of its newly-acquired businesses, demand for its services, competition from larger

                                       -3-

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and/or more experienced telecommunications providers, its ability to continue to develop its markets, general economic conditions, government regulation, and other factors that may be more fully described in the Company's literature and periodic filings with the Securities and Exchange Commission

                                      -30-

CONTACTS:

AT&T CANADA:
MEDIA:
May Chong, (416) 345-2342, may.chong@attcanada.com;
                           -----------------------


INVESTORS AND ANALYSTS:
Brock Robertson, (416) 345-3125, brock.robertson@attcanada.com;
                                 -----------------------------
Dan Coombes, (416) 345-2326, dan.coombes@attcanada.com
                             -------------------------


YAK COMMUNICATIONS (CANADA) INC.:
NEWS MEDIA CONTACTS:
David Eisenstadt/Danny Roth
The Communications Group Inc.
416-696-9900
deisenstadt@tcgpr.com/droth@tcgpr.com



INVESTOR CONTACT:
Larry Turell
Yak Communications (USA) Inc.
(954) 938-8391 ext. 132
larry@yak.com